Exhibit 99.1
Naftoport Protects Global Petroleum Supply Chain with NICE Security
Solutions

NICE Situator and NiceVision help critical facility in Poland enhance situational awareness and improve incident management

RA’ANANA, ISRAEL, June 2, 2014 – NICE Systems (NASDAQ: NICE) today announced that the Naftoport Ltd, the major oil transshipment port in Poland, is successfully using NICE Situator and NiceVision intrusion detection video analytics to protect its critical resources. The project integrates nine existing gateway security systems to enhance situational awareness for improved incident management and operational efficiency.

NICE’s advanced situation management solution, NICE Situator, offers a single, centralized interface and automated, adaptive workflows that are helping port authorities respond quicker and more efficiently to unfolding incidents. Working together with ISM EuroCenter S.A., NICE has fully integrated NiceVision intrusion detection analytics, surveillance cameras, radar, intruder and hold up alarms, passive infrared, ACS, GPS and automatic identification systems with NICE Situator. Even sonar is being fed into Situator to detect intrusions from underwater.

The NICE solutions are also being used by Naftoport to optimize its day-to-day security operations in order to minimize down times and ensure operations continuity. Roughly 40 procedures are being automated with Situator to proactively prevent any disruptions.

Naftoport plays a vital role in the supply of petroleum to refineries in Poland and Germany, as well as the transit of crude oil from Russia and Kazakhstan to the ports of Western Europe, the United States and the Far East.

Cezary Jóźwiak, Head of Security at Naftoport
“Integrating our disparate security systems within NICE Situator has made our security team more efficient, effective, and agile by automating response processes and administration. It gives them a single operating platform through which they can proactively monitor, manage, and maintain the safety and security of the port, reducing risks and improving incident management.”

Chris Wooten, Executive Vice President, NICE Security Group
“This implementation reinforces NICE’s expertise in protecting major seaports worldwide, which is a critical element in border security. Working with Naftoport we have maximized the potential of its existing infrastructure investments, as well as provided a platform for the addition of new and upgraded systems in the future.”

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About Naftoport
Naftoport Ltd performs transhipments of crude oil and refined oil products in the Port of Gdańsk. The company is a critical part of the petroleum supply chain for Polish and German refineries and crude oil transit from Russia and Kazakhstan to the ports of Western Europe, the United States and the Far East. Naftoport has a capacity of 40 million tons annually across its four jetties

About ISM EuroCenter S.A.
ISM EuroCenter S.A. is a provider of intelligent security management and building automation solutions. It was established in 2008 and is part of the JW PROJAN GROUP. The company consists of specialists, who have been professionally involved in areas of ISM EuroCenter S.A. activities. www.ismeurocenter.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.